Exhibit 99.1

NEWS RELEASE

Toronto, December 1, 2023

Developments in Panama

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX: FNV) (NYSE: FNV) notes that its partner, First Quantum Minerals Ltd. (“First Quantum”), has provided a further update in respect of recent comments made by the President of Panama, Laurentino Cortizo, regarding a transition process for the closure of the Cobre Panama mine.

For more detailed information, please refer to First Quantum’s news release dated December 1, 2023.

Franco-Nevada also reports that, on November 23, 2023, the Company notified the Ministry of Commerce and Industry of Panama of its intent to initiate arbitration to enforce its rights under international law pursuant to the Canada-Panama Free Trade Agreement. Similar to the notice filed by First Quantum on November 14, 2023, the Company’s notice facilitates consultations between the Government of Panama and the Company under the Free Trade Agreement in order to avoid the need to file any such arbitration.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to the transition process for the closure of the Cobre Panama mine and potential international arbitration under the Canada-Panama Free Trade Agreement. The outcome of these matters, the failure to restart production from the mine, the inability to achieve agreement on appropriate mining concession arrangements, and further steps in respect thereof by the Panamanian government and courts could have a material adverse impact on the revenue Franco-Nevada derives from its streaming arrangements relating to Cobre Panama and on Franco-Nevada’s results of operations and financial condition. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.